Atlas Copco

RECEIVED
2004 JUL 19 P 12:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finan
Mail Stop 3-2

04035582

SUPPL

File No. 82-812

Please find enclosed the following press release and reports from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco – Q2 2004 Report
- CEO Comments on Q2 results 2004
- Atlas Copco - Capital Markets Day 2004

Stockholm, Sweden, July 16, 2004

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

Atlas Copco AB
Group Communications

Katarina Dahn

7/19

Sent by DHL 478 0884 695

Atlas Copco

Press Release from the Atlas Copco Group

July 16, 2004

Atlas Copco
Interim report at June 30, 2004 (unaudited)

Strong sales and profit growth

- **Order volumes up 11%, 4% negative currency translation effect.**
- **Revenues reached MSEK 12 079 (11 148), up 10% in volume.**
- **Operating profit margin increased to 13.3% (11.7).**
- **Profit after financial items increased 25% to MSEK 1 518 (1 212).**
- **Net profit increased to MSEK 1 014 (810).**
- **Earnings per share was SEK 4.84 (3.87).**
- **Operating cash flow totaled MSEK 821 (1 424).**
- **Decision to divest the professional electric tool business.**

Note: All comparative figures are for the second quarter of 2003, unless otherwise stated.

	April–June		Change	January–June		Change
MSEK	2004	2003	%	2004	2003	%
Orders received	**12 599**	**11 498**	**+10**	24 176	22 401	+8
Revenues	**12 079**	**11 148**	**+8**	22 937	21 548	+6
Operating profit	**1 611**	**1 306**	**+23**	2 923	2 378	+23
- as a percentage of revenues	***13.3***	***11.7***		*12.7*	*11.0*	
Profit after financial items	**1 518**	**1 212**	**+25**	2 729	2 168	+26
- as a percentage of revenues	***12.6***	***10.9***		*11.9*	*10.1*	
Items affecting comparability						
Restructuring costs	***-15***	***-15***		*-29*	*-27*	
Net profit	**1 014**	**810**	**+25**	1 833	1 446	+27
Earnings per share, SEK	**4.84**	**3.87**	**+25**	8.75	6.90	+27
Equity capital per share, SEK	**101**	**95**				
Return on capital employed (12-month value), %	**19**	**13***				

* Excluding goodwill impairment charge.

Near-term demand outlook

The positive demand trend for Atlas Copco's products and services is expected to continue.

In North America, demand from the manufacturing and process industries is expected to increase, while the non-residential construction sector is expected to remain largely at present level. In Europe, demand is expected to continue to increase somewhat, with Eastern Europe still providing the best opportunities for growth. The strong development in Asia is foreseen to continue, but at lower rate than in the most recent quarters.

Atlas Copco Group

Summary of half-year results

Orders received by the Atlas Copco Group in the first six months of 2004 increased 8%, to MSEK 24 176 (22 401). Volume for comparable units increased 11%, price increases added 2% and structural changes 1%, while the negative currency translation effect was 6%. Revenues increased 6%, to MSEK 22 937 (21 548), corresponding to a 9% volume growth.

The Group's operating profit increased 23% to MSEK 2 923 (2 378), corresponding to a margin of 12.7% (11.0). The negative impact of changes in exchange rates compared with the previous year was approximately MSEK 425 for the first half year. Profit after financial items amounted to MSEK 2 729 (2 168), up 26% and corresponding to a margin of 11.9% (10.1). The negative currency impact on profit after financial items was approximately MSEK 400 for the first six months.

Net profit totaled MSEK 1 833 (1 446), or SEK 8.75 (6.90) per share.

Operating cash flow before acquisitions and dividends equaled MSEK 1 658 (2 615).

Review of second quarter

Market development

Demand for the Group's products and services in **North America** continued to improve. Increased demand from manufacturing and process industries was noted both for production related equipment and aftermarket products as well as for investment goods. In the United States, activity in the important non-residential construction segment remained relatively flat, while other construction segments such as residential building and public infrastructure improved. As in the first quarter, demand for construction equipment from contractors and rental businesses was better than in the previous year.

In **South America**, the overall demand continued to improve. Most customer segments, including mining, construction and general manufacturing industry, required significantly more equipment and aftermarket products.

The demand from manufacturing and construction customers in **Europe** continued to increase compared to previous year. Demand for industrial and portable compressors, drilling rigs, light construction equipment, and the corresponding aftermarket was favorable, particularly in Southern and Eastern Europe. Other parts of the region, including Germany, France and the Nordic countries experienced a slightly improved demand while the development in Great Britain was weaker. Demand for mining equipment remained strong, primarily from Eastern Europe.

In **Africa/Middle East** demand increased further, primarily in Northern and Central Africa but also the Middle East had a good level of demand.

The strong growth in demand in **Asia** continued. Some segments of the Chinese economy, primarily within the construction industry, showed signs of slower growth while others continued at a good pace. India confirmed the recent positive trend with significant growth. **Australia** had another quarter of very positive development.

Orders and revenues

	April – June	
MSEK	Orders Received	Revenues
2003	11 498	11 148
Structural change, %	1	1
Currency, %	-4	-4
Price, %	2	2
Volume, %	11	10
Total, %	10	8
2004	12 599	12 079

Geographic distribution of orders received

%, last 12 months	June 2004	June 2003
North America	40	45
South America	4	3
Europe	35	35
Africa/Middle East	6	5
Asia/Australia	15	12
	100	100

Earnings and profitability
Operating profit increased 23% to MSEK 1 611 (1 306) corresponding to an operating margin of 13.3% (11.7). The improvement was an effect of the higher revenue volume, price increases and efficiency gains. Unfavorable changes in exchange rates compared to previous year continued to affect the operating profit very negatively at about MSEK 200. The operating profit included MSEK 15 (15) in restructuring costs in the Construction and Mining Technique business area and a MSEK 7 positive effect from a change in accounting principles related to employee benefits (see below).

Net financial items amounted to MSEK -93 (-94), of which net interest items accounted for MSEK -101 (-97). Interest cost increased MSEK 7 as a result of the above mentioned accounting principle change.

Profit after financial items improved 25%, to MSEK 1 518 (1 212), to a margin of 12.6% (10.9). Net foreign exchange effects were about MSEK -190. Net profit totaled MSEK 1 014 (810) or SEK 4.84 (3.87) per share.

The return on capital employed during the 12 months to June 30, 2004 was 19% (13), and the return on shareholders' equity 18% (12). The Group currently uses a weighted average cost of capital (WACC) of 8.7% corresponding to a pre-tax cost of capital of approximately 13%.

Revenues and earnings for the Group, excluding discontinued operations
Revenues, excluding the professional electric tool business, were MSEK 10 680 (9 700) in Q2. Operating profit reached MSEK 1 513 (1 221) corresponding to an operating margin of 14.2% (12.6). The return on capital employed during the 12 months to June 30, 2004 was approximately 21%. (See also page 6.)

Cash flow and investments
Cash flow from operations before changes in working capital reached MSEK 1 895 (1 664), corresponding to 16% (15) of Group revenues. Working capital increased MSEK 26 (decreased 626). An increase in receivables, in line with the strong sales growth, was to a large extent offset by an increase in supplier credits. Total cash flow from operations reached MSEK 1 869 (2 290).

Cash flow from net investments was MSEK -2 769 (-1 292), reflecting the acquisition of Drilling Solutions from Ingersoll-Rand of MUSD 195 (approximately MUSD 30 related to the India operations remains to be paid in Q3) and increased replacement investments in the rental fleet.

Operating cash flow before acquisitions and dividends equaled MSEK 821 (1 424).

Net indebtedness
The Group's net indebtedness, defined as the difference between interest-bearing liabilities and liquid assets, amounted to MSEK 10 346 (11 506), of which MSEK 2 585 (1 819) was attributable to pension provisions (see also Employee benefits below). The debt/equity ratio, defined as net indebtedness divided by shareholders' equity, was 49% (58).

Employee benefits
As of January 1, 2004 the Group implemented the new Swedish accounting standard RR 29, Employee benefits, which is based on the International Accounting Standard IAS 19. The one-time effect of this change was charged directly to shareholders' equity in accordance with RR 5, Accounting for changes in accounting principles, and had no cash flow effect. The negative one-time effect on equity, net of taxes, was MSEK 424. The gross effect on pension provisions was MSEK 773. This accounting change had no net effect on the income statement.

These are accounting changes and the Group's obligations related to pension benefits and other employee benefits are consequently not affected.

Asbestos cases in the United States
As of June 30, 2004, Atlas Copco had 260 asbestos cases filed with a total of 27 350 individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 137 companies per case.

The Group has not deemed it necessary to record any provisions or contingent liabilities related to these pending cases.

People
On June 30, 2004, the number of employees was 26 334 (25 633). For comparable units, the number of employees increased by 192 from June 30, 2003.

Distribution of shares
Share capital equaled MSEK 1 048 (1 048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139 899 016
B shares	69 703 168
Total	209 602 184

Compressor Technique business area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

MSEK	April–June 2004	2003	Change %	January–June 2004	2003	Change %
Orders received	**4 776**	**4 105**	**+16**	9 391	8 153	+15
Revenues	**4 549**	**3 972**	**+15**	8 665	7 693	+13
Operating profit	**800**	**735**	**+9**	1 539	1 416	+9
- as a percentage of revenues	***17.6***	***18.5***		*17.8*	*18.4*	
Return on capital employed (12-month values), %	*67*	***69***				

- The strong order volume growth continued.
- All regions had double-digit growth.
- Operating profit up 9%; margins negatively affected by currency and sales mix

Orders and revenues

MSEK	April – June Orders Received	Revenues
2003	4 105	3 972
Structural change, %	1	1
Currency, %	-3	-3
Price, %	1	1
Volume, %	17	15
Total, %	16	15
2004	4 776	4 549

Geographic distribution of orders received

%, last 12 months	June 2004	June 2003
North America	12	14
South America	4	4
Europe	50	52
Africa/Middle East	7	6
Asia/Australia	27	24
	100	100

The strong order trend from the beginning of the year was confirmed in the second quarter.

Orders for stationary industrial compressors grew steadily. Standard oil-injected machines for a wide variety of industrial applications and customer segments had another quarter of strong growth in all regions of the world. Sales of oil-free compressors also increased compared to previous year but at a more moderate pace. The aftermarket business, spare parts, accessories and service, continued to grow steadily in all regions, supported by new, innovative service products and an increased local presence.

The improvement in order volumes for industrial compressors was well spread geographically. In Europe, the Eastern countries had the strongest development, while the UK and Italy were weak. Most other countries recorded a positive development.

The gas and process compressor business had a steady and high order intake throughout the quarter.

Orders for small and medium-sized portable compressors, primarily serving construction-related customers through rental companies and distributors, repeated the strong growth of the recent quarters. Also large portable compressors and generators recorded significant growth. Geographically, Europe and the United States had the best order development. The specialty rental business, including rental of portable air and power, and the aftermarket for portable compressors continued to increase at a steady pace.

Operating profit increased 9% to MSEK 800 (735), corresponding to an operating margin of 17.6% (18.5). The margin was affected by negative currency effects, almost 2 percentage points, and a less favorable sales mix. The latter effect was primarily caused by a high proportion of machine sales in relation to aftermarket revenues. Efficiency improvements and high factory volumes helped to offset part of these negative effects. Return on capital employed (past 12 months) was 67% (69).

Rental Service business area

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	April–June 2004	2003	Change %	January–June 2004	2003	Change %
Revenues	**2 669**	**2 607**	**+2**	5 013	5 102	-2
Operating profit	**360**	**212**	**+70**	534	316	+69
- as a percentage of revenues	***13.5***	***8.1***		*10.7*	*6.2*	
Return on capital employed (12-month values), %	***6***	***3****				

* Excluding goodwill impairment charge.

- Rental revenue up 8% in USD whereof 6% in price increases.
- Fleet utilization at 66% in the quarter, a new record level.
- Operating profit margin improved sharply to 13.5% and return on operating capital reached 13%.

Revenues

MSEK	April – June Total Revenues	Rental Revenues
2003	2 607	1 944
Structural change, %	0	0
Currency, %	-8	-8
Price, %	4	6
Volume, %	6	2
Total, %	2	0
2004	2 669	1 946

Geographic distribution of revenues

The Rental Service business area has all of its revenues in North America.

The important non-residential construction segment, representing some 50% of the total revenue base, stayed flat compared to previous year and previous quarter. Total construction activity increased about 3%, driven by residential building but also increased public construction. Capacity utilization in the manufacturing industry, an indicator of demand from industrial customers (about 35% of total) is gradually recovering from recent low levels but remained below 78%.

Total revenues increased 2%, to MSEK 2 669 (2 607), affected by a negative currency translation effect to SEK of 8%. Rental revenues, accounting for 73% of total revenues, increased 8% in USD, consisting of an increase in rental rates of 6% and increased volume of 2%. Same store rental revenue increased 11% and the total number of stores was 481 (496 at the end of June 2003). Sales of merchandise, spare parts, and new equipment, representing 12% of total revenues, were down 3% in USD. Sales of used equipment, accounting for the remaining 15% of total revenues, increased 43% in USD.

Operating profit increased to MSEK 360 (212), corresponding to a margin of 13.5% (8.1). The improvement in margin was due to higher rental revenue volume, continued positive development of rental rates, higher sales of used equipment and cost efficiency gains. Operating costs stayed more or less unchanged, in spite of the higher activity level.

Profit margin before non-cash items such as depreciation and amortization (EBITDA) improved to 31% (28).

Return on capital employed (last 12 months) was 6% (3) while the return on operating capital (excluding goodwill) increased to 13% (8).

Fleet utilization improved further in the quarter and averaged 66%, the highest ever in a quarter. Investments in the fleet increased compared to previous year, reflecting the recent volume growth for equipment rental, increased sales of used equipment and the high fleet utilization level. Rental fleet at original cost was 3% lower than previous year and the average age about 3.5 years.

The operating cash flow remained strong in spite of the volume growth. The result improvement and a continued good collection performance were the main reasons for the strong cash generation.

Total number of employees at June 30, 2004, was 5 162 (5 325), down 3%.

Industrial Technique business area

The Industrial Technique business area consists of four divisions in the following product areas: professional electric tools, industrial power tools, and assembly systems.

MSEK	April–June 2004	April–June 2003	Change %	January–June 2004	January–June 2003	Change %
Orders received	**2 732**	**2 681**	**+2**	5 278	5 217	+1
Revenues	**2 650**	**2 631**	**+1**	5 096	5 053	+1
Operating profit	**302**	**262**	**+15**	573	446	+28
- as a percentage of revenues	***11.4***	***10.0***		*11.2*	*8.8*	
Return on capital employed (12-month values), %	***18***	***15***				

- Strong growth for industrial tools in North America.
- Operating profit margin at record levels for a second quarter.
- Decision to divest the professional electric tool business.

Orders and revenues

MSEK	April – June Orders Received	April – June Revenues
2003	2 681	2 631
Structural change, %	0	0
Currency, %	-4	-4
Price, %	0	0
Volume, %	6	5
Total, %	2	1
2004	2 732	2 650

Geographic distribution of orders received

%, last 12 months	June 2004	June 2003
North America	50	53
South America	1	1
Europe	40	38
Africa/Middle East	3	3
Asia/Australia	6	5
	100	100

The positive order development for industrial tools and their aftermarket continued and orders increased about 10%. Both the motor vehicle industry and, in particular, the general industry showed strength. The development in North America, representing approximately 25% of industrial tool sales, was strong in all areas. In Europe, representing more than half of sales, growth was somewhat more modest. Eastern Europe and Spain showed the best development and sales increased also in Germany and the Nordic region. Growth was strong throughout Asia, while Africa/Middle East and Australia recorded a decline.

Order volume for professional electric tools, primarily used for construction and installation work, increased slightly. Volumes continued to grow in North America with strong sales to industrial distributors, but with decreased sales to home centers. In Europe, volumes decreased marginally, reflecting weak demand in many important markets. The accessories business continued to develop favorably in all markets.

Operating profit increased 15% to MSEK 302 (262), corresponding to a margin of 11.4% (10.0). The margin improved primarily as a combined result of higher volume, a favorable sales mix and effects of the recent manufacturing restructuring projects. Return on capital employed (past 12 months) improved to 18% (15).

Discontinued operation

The plan to divest the professional electric tool business, consisting of two divisions in the Industrial Technique business area, was announced on May 14. Synergies between the electric tool business and the industrial tool business are limited in distribution, manufacturing and product development. Also, the selling process is different. While the electric tool divisions sell to industrial distributors and retailers, the industrial tool divisions sell directly to industrial end-users and only to a certain extent through distributors.

The orders received for this business were MSEK 1 398 in Q2 and MSEK 2 697 in the first six months 2004. Revenues were MSEK 1 399 (previous year 1 448) and MSEK 2 662 (2 746), respectively. Operating profit, including goodwill amortization, was MSEK 98 (85) in Q2 and MSEK 167 (116) in the first six months and the return on capital employed was 7% (last 12 months).

Construction and Mining Technique business area

The Construction and Mining Technique business area consists of seven divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

	April–June		Change	January–June		Change
MSEK	2004	2003	%	2004	2003	%
Orders received	**2 547**	**2 184**	**+17**	4 722	4 057	+16
Revenues	**2 359**	**2 003**	**+18**	4 383	3 814	+15
Operating profit*	**231**	**151**	**+53**	410	302	+36
*- as a percentage of revenues**	***9.8***	***7.5***		*9.4*	*7.9*	
Return on capital employed (12-month values), %	**20**	**16**				

* Includes restructuring costs of MSEK 15 (15) for April – June and MSEK 29 (27) for January - June. Adjusted operating margins were 10.4% (8.3) and 10.0% (8.6), respectively.

- Strong demand from mining and construction industry, order volumes up 14%.
- Profit margin up due to high revenue volume and efficiency improvements.
- Acquisition of Ingersoll-Rand Drilling Solutions finalized.

Orders and revenues

	April – June	
MSEK	Orders Received	Revenues
2003	2 184	2 003
Structural change, %	3	2
Currency, %	-2	-2
Price, %	2	2
Volume, %	14	16
Total, %	17	18
2004	2 547	2 359

Geographic distribution of orders received

%, last 12 months	June 2004	June 2003
North America	16	17
South America	9	8
Europe	41	44
Africa/Middle East	14	14
Asia/Australia	20	17
	100	100

The strong demand from the mining industry continued and volume development was positive in all product areas, including exploration drilling, aftermarket, and consumables. All major geographical markets recorded increased orders, except South Africa where the strengthening of the local currency affected mining investments negatively. The best development was noted in Australia and South America.

The improvement in demand for construction equipment, which was noted in the first quarter, continued. Sales of light construction equipment and crawler drill rigs for surface applications, such as quarries and infrastructure projects, grew significantly. Underground drilling rigs for tunneling projects were also in good demand. The demand in Western Europe, the most important region, improved with growth in almost all markets. Growth in the United States was also strong and Asia continued to develop favorably.

In April, a new 30kW rock drill with superior performance for tunneling applications was presented at the Bauma exhibition in Germany.

The relocation of the loading and haulage equipment from the United States to Örebro, Sweden, was finalized on time and at planned cost, MSEK 150.

The main part of the acquisition of the Ingersoll-Rand Drilling Solutions business was closed on June 30. The complete transaction, valued at MUSD 225 (MSEK 1 700), includes assets in India, but this part of the transaction, MUSD 30, is expected to close in Q3 2004. The total business has annual revenues of some MUSD 300 (MSEK 2 200) and 950 employees. Following the acquisition, a new division, Atlas Copco Drilling Solutions, was created.

Operating profit increased 53% to MSEK 231 (151). Excluding restructuring costs of MSEK 15 (15), the margin improved to 10.4% (8.3). The profit improvement was primarily a result of higher revenues, price increases, and efficiency improvements. Return on capital employed (past 12 months) was 20% (16).

Previous near-term demand outlook

(Published April 27, 2004)

The positive demand trend for Atlas Copco's products and services is expected to continue.

The manufacturing and process industries are expected to continue to increase their investments and demand more aftermarket products and services. It is foreseen that the recent general improvement in demand for construction equipment will continue, even though the activity level in the important non-residential building sector in the United States is expected to remain largely flat. Demand from the mining industry is expected to remain high.

Accounting principles

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR 20 Interim reports. RR 19 requires that detailed information is disclosed on so called discontinued operations. The professional electric tool business that is planned to be divested is not considered material in relation to the total Group. Consequently, only selective information on the business has been provided in this report.

As of January 1, 2004 the Group implemented the new Swedish accounting standard RR 29, Employee benefits. Other accounting principles are consistent with those stated in the 2003 Annual Report, note 1.

The Group amortizes goodwill derived from large, strategic acquisitions in the United States over 40 years. If a 20-year amortization period had been used consistently for these acquisitions, the equity to assets ratio would have been approximately 41.9% (reported 43.1) and earnings per share approximately SEK 4.51 (reported 4.84). As from January 1, 2005, following the new IFRS 3 accounting recommendation, goodwill will not be amortized. Instead the goodwill will be subject to at least annual impairment tests.

Stockholm, July 16, 2004

Atlas Copco AB
(publ)

Gunnar Brock
President and Chief Executive Officer

Income Statement

MSEK	3 months ended June 30 2004	2003	6 months ended June 30 2004	2003	12 months ended June 30 2004	2003 *	2003 reported
Revenues	12 079	11 148	22 937	21 548	46 008	45 370	45 370
Cost of goods sold	-8 129	-7 706	-15 495	-14 831	-31 304	-31 202	-31 202
Gross profit	**3 950**	**3 442**	**7 442**	**6 717**	**14 704**	**14 168**	**14 168**
Marketing expenses	-1 265	-1 201	-2 469	-2 401	-4 832	-4 826	-4 826
Administration expenses	-685	-668	-1 397	-1 401	-2 783	-3 006	-3 006
Research and development costs	-276	-217	-494	-449	-923	-920	-920
Goodwill amortization	-112	-117	-223	-233	-453	-526	-526
Goodwill impairment	–	–	–	–	–	–	-6 950
Other income and expense from operations	-1	67	64	145	142	279	279
Operating profit/loss	**1 611**	**1 306**	**2 923**	**2 378**	**5 855**	**5 169**	**-1 781**
- as a percentage of revenues	*13.3*	*11.7*	*12.7*	*11.0*	*12.7*	*11.4*	
Financial income and expenses	-93	-94	-194	-210	-381	-506	-506
Profit/loss after financial items	**1 518**	**1 212**	**2 729**	**2 168**	**5 474**	**4 663**	**-2 287**
- as a percentage of revenues	*12.6*	*10.9*	*11.9*	*10.1*	*11.9*	*10.3*	
Taxes	-501	-398	-889	-710	-1 798	-1 530	-1 378
Minority interest	-3	-4	-7	-12	-15	-39	-39
Net profit/loss	**1 014**	**810**	**1 833**	**1 446**	**3 661**	**3 094**	**-3 704**
Earnings/loss per share, SEK	4.84	3.87	8.75	6.90	17.47	14.76	-17.67
Average number of shares, millions	209.6	209.6	209.6	209.6	209.6	209.6	209.6
Key ratios							
Equity capital per share, period end, SEK					101	121	95
Return on capital employed before tax, 12 month values, %					19	13	-4
Return on equity after tax, 12 month values, %					18	12	-18
Debt/equity ratio, period end, %					49	45	58
Rate of equity, period end, %					43	49	43
Number of employees, period end					26 334	25 633	25 633

* Excluding goodwill impairment charge.

Balance Sheet

MSEK	June 30, 2004	Dec. 31, 2003	June 30, 2003
Intangible assets	11 988	11 276	12 241
Tangible assets			
Rental equipment	10 161	9 127	10 317
Other tangible assets	4 151	3 971	4 178
Financial assets	2 217	1 770	2 067
Fixed assets	**28 517**	**26 144**	**28 803**
Inventories	6 715	5 412	6 129
Receivables	11 516	10 128	10 222
Cash, bank, and short-term investments	2 415	4 178	1 434
Current assets	**20 646**	**19 718**	**17 785**
Total assets	**49 163**	**45 862**	**46 588**
Shareholders' equity	21 147	21 015	19 906
Minority interest	65	53	51
Provisions			
Interest-bearing provisions	2 585	1 792	1 819
Non-interest-bearing provisions	4 452	4 175	4 491
Long-term liabilities			
Interest-bearing liabilities	7 195	6 957	10 136
Non-interest-bearing liabilities	118	191	186
Current liabilities			
Interest-bearing liabilities	2 981	3 042	985
Non-interest-bearing liabilities	10 620	8 637	9 014
Total shareholders' equity and liabilities	**49 163**	**45 862**	**46 588**
Interest-bearing liabilities and provisions	*12 761*	*11 791*	*12 940*
Non-interest-bearing liabilities and provisions	*15 190*	*13 003*	*13 691*

Changes in Shareholders' Equity

MSEK	Jan.–June. 2004	Jan. – Dec. 2003	Jan.–June. 2003
Opening balance	21 015	20 194	20 194
Change in accounting principle*	-424		
Restated opening balance	20 591		
Dividend to shareholders	-1 572	-1 205	-1 205
Hedge for stock option plan	–	138	75
Translation differences for the period	295	-1 386	-604
Net profit for the period	1 833	3 274	1 446
Closing balance	21 147	21 015	19 906

*Adoption of Employee benefits RR 29/IAS 19

Cash-flow statement

	April – June		January – June	
MSEK	2004	2003	2004	2003
Operations				
Operating profit	1 611	1 306	2 923	2 378
Depreciation and amortization*	824	823	1 605	1 660
Capital gain/loss and other non-cash items	-70	-61	-230	-116
Operating cash surplus	**2 365**	**2 068**	**4 298**	**3 922**
Net financial income/expense	-93	-94	-194	-210
Dividends from associated companies	1	1	1	1
Cash flow from other items	22	39	-38	25
Taxes paid	-400	-350	-734	-649
Change in working capital	-26	626	-107	590
Cash flow from operations	**1 869**	**2 290**	**3 226**	**3 679**
Investments				
Investments in rental equipment	- 1 311	-987	-1 978	-1 345
Investments in property and machinery	-204	-174	-357	-312
Sale of rental equipment	440	366	834	673
Sale of property and machinery	56	18	86	53
Investments in intangible fixed assets	-63	-84	-128	-155
Sale of intangible assets	–	–	1	–
Acquisition of subsidiaries	-1 721	-426	-1 731	-633
Other investments, net**	34	-5	-26	22
Cash flow from investments	**-2 769**	**-1 292**	**-3 299**	**-1 697**
Financing				
Dividends paid	-1 573	-1 218	-1 575	-1 218
Change in interest-bearing liabilities	40	172	-137	-632
Cash flow from financing	**-1 533**	**-1 046**	**-1 712**	**-1 850**
Cash flow after financing	**-2 433**	**-48**	**-1 785**	**132**
Liquid funds				
Liquid funds at beginning of period	4 877	1 516	4 178	1 356
Cash flow after financing	-2 433	-48	-1 785	132
Translation difference	-29	-34	22	-54
Liquid funds at end of period	**2 415**	**1 434**	**2 415**	**1 434**

* Depreciation and amortization				
Rental equipment	*475*	*485*	*932*	*987*
Property and machinery	*195*	*204*	*377*	*408*
Goodwill and other intangibles	*154*	*134*	*296*	*265*
** *of which to pension fund*	*-7*	–	*-69*	–

Revenues by Business Area

			April–June			January–June
MSEK	2002	2003	2004	2002	2003	2004
Compressor Technique	4 039	3 972	4 549	7 824	7 693	8 665
Rental Service	3 357	2 607	2 669	6 754	5 102	5 013
Industrial Technique	2 827	2 631	2 650	5 650	5 053	5 096
Construction and Mining T.	1 952	2 003	2 359	3 736	3 814	4 383
Eliminations	-70	-65	-148	-224	-114	-220
Atlas Copco Group	12 105	11 148	12 079	23 740	21 548	22 937

				2003		2004
MSEK (by quarter)	1	2	3	4	1	2
Compressor Technique	3 721	3 972	4 122	4 230	4 116	4 549
Rental Service	2 495	2 607	2 793	2 519	2 344	2 669
Industrial Technique	2 422	2 631	2 690	2 783	2 446	2 650
Construction and Mining T.	1 811	2 003	2 075	2 005	2 024	2 359
Eliminations	-49	-65	-82	-64	-72	-148
Atlas Copco Group	10 400	11 148	11 598	11 473	10 858	12 079

Operating Profit by Business Area

			April–June			January–June
MSEK	2002	2003	2004	2002	2003	2004
Compressor Technique	771	735	800	1 428	1 416	1 539
As a percentage of revenues	*19.1*	*18.5*	*17.6*	*18.3*	*18.4*	*17.8*
Rental Service	169	212	360	290	316	534
As a percentage of revenues	*5.0*	*8.1*	*13.5*	*4.3*	*6.2*	*10.7*
Industrial Technique	188	262	302	436	446	573
As a percentage of revenues	*6.7*	*10.0*	*11.4*	*7.7*	*8.8*	*11.2*
Construction and Mining T.	203	151	231	389	302	410
As a percentage of revenues	*10.4*	*7.5*	*9.8*	*10.4*	*7.9*	*9.4*
Common Group Functions	-60	-57	-77	-101	-114	-131
Eliminations	33	3	-5	28	12	-2
Operating profit	1 304	1 306	1 611	2 470	2 378	2 923
As a percentage of revenues	*10.8*	*11.7*	*13.3*	*10.4*	*11.0*	*12.7*
Financial income and expenses	-230	-94	-93	-484	-210	-194
Profit after financial items	1 074	1 212	1 518	1 986	2 168	2 729
As a percentage of revenues	*8.9*	*10.9*	*12.6*	*8.4*	*10.1*	*11.9*

				2003		2004
MSEK (by quarter)	1	2	3	4	1	2
Compressor Technique	681	735	766	780	739	800
As a percentage of revenues	*18.3*	*18.5*	*18.6*	*18.4*	*18.0*	*17.6*
Rental Service	104	212	286	235	174	360
As a percentage of revenues	*4.2*	*8.1*	*10.2*	*9.3*	*7.4*	*13.5*
Industrial Technique	184	262	268	337	271	302
As a percentage of revenues	*7.6*	*10.0*	*10.0*	*12.1*	*11.1*	*11.4*
Construction and Mining T.	151	151	198	175	179	231
As a percentage of revenues	*8.3*	*7.5*	*9.5*	*8.7*	*8.8*	*9.8*
Common Group Functions	-57	-57	-53	-67	-54	-77
Eliminations	9	3	4	3	3	-5
Operating profit	1 072	1 306	1 469	1 463	1 312	1 611
As a percentage of revenues	*10.3*	*11.7*	*12.7*	*12.8*	*12.1*	*13.3*
Financial income and expenses	-116	-94	-101	-86	-101	-93
Profit after financial items	956	1 212	1 368	1 377	1 211	1 518
As a percentage of revenues	*9.2*	*10.9*	*11.8*	*12.0*	*11.2*	*12.6*

Acquisitions and divestments 2003-2004

Date	Acquisitions	Divestments	Business area	Sales* MSEK	Number of employees*
2004 June 30	Ingersoll-Rand Drilling Solutions		Construction & Mining	2 200	950
2004 June 22	Guimerá		Compressor Technique	147	132
2003 Oct. 31	Shenyang Rock Drilling Machinery		Construction & Mining	110	220
2003 Oct. 1	Professional Diamond Drilling Equipment + Mining Drilling Services		Construction & Mining	90	60
2003 Aug. 8	Puska Pneumatic		Compressor Technique	100	25
2003 April 4	DreBo		Industrial Technique	230	160

* Annual revenues and number of employees at time of acquisition/divestment.

Financial targets

The overall objective for the Atlas Copco Group is to grow and to achieve a return on capital employed that will always exceed the Group's average cost of capital.

The current targets are:

- to have an annual revenue growth of 8%;
- to reach an operating margin of 15%; and
- to challenge and continuously improve the efficiency of operating capital in terms of fixed assets, stocks, receivables, and rental fleet utilization.

This will have the result that shareholder value is created and continuously increased.

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Atlas Copco AB

Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mentioning of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

For further information

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000, Fax: +46-8-644 9045
Internet: www.atlascopco-group.com
Corp. id. no: 556014-2720

Analysts
Mattias Olsson, Investor Relations Manager
Phone: +46 8 743 8291, Mobile: +46 70 518 8291 ir@se.atlascopco.com

Media
Cathrine Gustafsdahl, Communications Manager, Phone: +46 8 743 8074
Mobile: +46 70 349 8074

Conference call

A conference call to comment on the results will be held at 3:00 PM CET / 9:00 AM EST, on July 16, 2004. The dial-in number is +44 (0)20 7784 1004.

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

The conference call will be broadcasted live via the Internet. Please see the Investor Relations section of our website for link, presentation material, and further details: www.atlascopco-group.com/ir

A recording of the conference call will be available for 2 days on +44 (0) 20 7984 7578 with access code 588522.

Interim report at September 30, 2004

The third quarter report will be published on October 22, 2004.

Atlas Copco **Press Release from the Atlas Copco Group**

Contact:
Cathrine Gustafsdahl, Communications Manager
+46 (0)8 743 8074 or +46 (0)70 349 8074

Brock comments on Atlas Copco's Q2 results 2004

Stockholm, Sweden, July 16, 2004: Today, the Atlas Copco Group reported its second quarter results. "*We achieved strong sales growth in all regions*", says Gunnar Brock, President and CEO. *"The Group's profit margins improved and the Rental Service business area contributed with a sharp improvement, achieved mainly through internal efforts."*

Orders received were MSEK 12 599 (11 498) in the second quarter, corresponding to a volume increase of 11%. Revenues were MSEK 12 079 (11 148), up 10% in volume. The operating margin increased to 13.3% (11.7). Profit after financial items increased 25% to MSEK 1 518 (1 212), corresponding to a margin of 12.6% (10.9). Earnings per share were up 25%, to SEK 4.84 (3.87).

The Group continued to focus on the development of high potential growth markets and growing the aftermarket. The acquisition of Ingersoll-Rand Drilling Solutions was finalized in the quarter. *"The acquired business has a perfect strategic fit and contributes with complementary products and market coverage to our already strong growth platform."*

Operating profit in the Rental Service business area improved 70% to MSEK 360 (212). *"We are very pleased with the performance of our rental business. This comes from price and volume increases and improved efficiency, primarily through better asset utilization."*

Overall, the positive demand trend for Atlas Copco's products and services is expected to continue in the near-term. *"In North America, demand from the manufacturing and process industries is expected to increase, while the non-residential construction sector is expected to remain largely at present level. In Europe, demand is expected to continue to increase somewhat, with Eastern Europe still providing the best opportunities for growth. The strong development in Asia is foreseen to continue, but at lower rate than in the most recent quarters."*

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately SEK 45 billion (EUR 4.9 billion), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on www.atlascopco-group.com.

Atlas Copco

Press Release from the Atlas Copco Group

Contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291
e-mail: ir@se.atlascopco.com

Atlas Copco – Capital Markets Day 2004

Stockholm, Sweden, July 16 2004: Atlas Copco invites you to our Capital Markets Day 2004 on Tuesday September 21.

The purpose of the day is to give an update on the strategy and development of the Atlas Copco Group and also to cover a specific theme. This time we want to focus on the Construction and Mining Technique business area and use this meeting to give you a more in-depth look at our activities in this business. The Capital Markets Day will be held in Örebro, located some two hours west of Stockholm, and home of Atlas Copco's Rock Excavation Technology Center.

Program

7.30	Pick-up at Cityterminalen (bus terminal), Klarabergsviadukten 72, Stockholm
	Presentations and factory tour at Atlas Copco's Rock Excavation Technology Center in Örebro
19.00	Dinner
22.00	Departure to Stockholm by bus
~00.30	Arrival at Cityterminalen

Participating from Atlas Copco will be Gunnar Brock, President and CEO, Björn Rosengren, Business Area Executive Construction and Mining Technique, Hans Ola Meyer, CFO, and several division presidents.

To participate in the Capital Markets Day, please register via the Internet no later than August 20, **www.atlascopco-group.com/ir**, where you can also find further information.

We look forward to your participation on September 21.

Mattias Olsson
Investor Relations Manager

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately SEK 45 billion (EUR 4.9 billion), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on www.atlascopco-group.com.